

Mail Stop 3720

August 21, 2007

Edward S. Forman, Esq.
Executive Vice President, General Counsel and Secretary
Duff & Phelps Corporation
909 Third Avenue, 12th Floor
New York, New York 10022

> **Re: Duff & Phelps Corporation**
> **Form S-1**
> **Amendment 3 Filed August 10, 2007**
> **File No. 333-143205**

Dear Mr. Forman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Recapitalization Transactions, page 24

1.   In the recapitalization transactions, you will convert the current, multiple class structure of D&P Acquisitions into New Class A Units based on the liquidation provisions of the existing units and using a liquidation value determined by the initial public offering price of the Class A common stock sold in the offering. You also entered into an agreement with certain existing unitholders to redeem the units held by them immediately prior to the offering. It appears that these are substantive transactions that will result in a change to the proportional voting

interest of the various classes of unitholders. Tell us how you evaluated these transactions and the relevant accounting literature in reaching your conclusion to use the carryover basis to account for these transactions.

2. Please provide a chart showing the voting interests of the unitholders in D&P Acquisitions before and after the recapitalization transaction, but excluding the impact redemption of units and of the offering. Also show us how the voting interests will change as a result of the redemption of units, excluding the common shares issued in the offering.

3. Identify for us the "certain unaffiliated unitholders" who have elected to have up to 100% of their New Class A Unites redeemed, as disclosed at page 25. Tell us why they are described as unaffiliated.

4. Describe for us the reasons for entering into the agreement to redeem New Class A Units.   Also tell us whether all unitholders have been offered the right to redeem units.

5. You disclose at page 24 that each of the seven different classes of memberships units in D&P Acquisitions has "different profits interests."   Tell us what this disclosure means and where these features of the units are disclosed in Note 14 to the financial statements at page F-58.

Incorporation of Duff & Phelps Corporation, page 25

6. You disclose that "Duff & Phelps Corporation is acquiring only a minority ownership interest in D&P Acquisitions." This statement appears inconsistent with the accounting treatment presented in the pro forma financial information at pages 34 through 37 and the disclosure at page 24 showing that D&P will hold 100% of the voting power in D&P Acquisitions. Please revise the disclosure to address this apparent inconsistency.

Equity-Based Compensation, page 44

7. We note your response to prior comment 2. We may have additional comments when you disclose the anticipated offering price in the document.

Unaudited Pro Forma Balance Sheet as of June 30, 2007, page 37

8. We note your response to prior comment 7. Please revise the adjustments column to present the recapitalization and redemption transactions without reflecting the use of any proceeds from the offering. Rather, in the adjustments column you should include an entry to record a current liability in order to reflect the reduction in equity resulting from the unit redemptions. You may choose, then, to

include an additional adjustments column to reflect the proceeds from the offering and the resulting extinguishment of the redemption liability.

Financial Statements, page F-1

9.   Please include audited financial statements of the registrant, Duff & Phelps Corporation, since it will be the successor to the business of D&P Acquisitions.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they may relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Edward S. Forman, Esq.
Duff & Phelps Corporation
August 21, 2007
Page 4

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:	David J. Goldschmidt, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Via Facsimile: (917) 777-3574